

Mail Stop 4546

May 26, 2017

Via E-mail
Dr. Bassil Dahiyat
President and Chief Executive Officer
Xencor, Inc.
111 West Lemon Avenue
Monrovia, CA 91016

Re: Xencor, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed March 1, 2017
File No. 001-36182

Dear Dr. Dahiyat:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Financial Statements
1. Summary of Significant Accounting Policies
Collaborative Research and Licensing Agreements

Novartis, page 82

1. Please tell us why no value was allocated to your obligations related to co-developing XmAb14045 and XmAb13676 worldwide. In addition, tell us your basis for recognizing the rights to these programs apart from these obligations.

Potential Milestones, page 90

2. For your Amgen and Novartis agreements, please describe for us each material milestone and quantify its related contingent consideration. Refer to ASC 605-28-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance